EXHIBIT NO. 99.(h) 2

AMENDMENT TO SHAREHOLDER SERVICING AGENT AGREEMENT

WHEREAS, MFS Variable Insurance Trust II, formerly known as MFS/Sun Life Series Trust, (the “Fund”) is a party to a Shareholder Servicing Agent Agreement, as amended, (the “Agreement”) with MFS Service Center, Inc. (“MFSC”); and

WHEREAS, the Fund and MFSC wish to clarify MFSC’s responsibilities in implementing, maintaining and complying in all material respects with policies and procedures reasonably designed to address the requirements of applicable state and federal laws and regulations regarding the security, protection and confidentiality of records and data of the MFS Funds that contain personal information to which MFSC is given access.

NOW, THEREFORE, MFSC and the Fund agree to amend the Agreement as follows:

Section 1.  Section 6 of the Agreement is amended to add the following to the end of that Section:

“MFSC agrees to implement, maintain and comply in all material respects with policies and procedures (collectively, the “Information Security and Privacy Policies”) reasonably designed to address the requirements of applicable state and federal laws and regulations regarding the security, protection and confidentiality of records and data of the MFS Funds that contain personal information (“PI”) to which MFSC is given access, including Massachusetts General Law, ch. 93H and the regulations thereunder.  MFSC agrees that the Information Security and Privacy Policies shall address: (i) administrative, technical, and physical safeguards for the protection of records and data that contain PI; (ii) detection of unauthorized access to or use of PI for unauthorized purposes; and (iii) the proper destruction of such records and data so that the information contained therein cannot be practicably read or reconstructed.  MFSC shall provide such reports to the MFS Funds Board of Trustees or a committee thereof as may be required by the Information Security and Privacy Policies or otherwise reasonably requested.”

Section 2.  This Amendment shall be construed under and shall be governed by the laws of The Commonwealth of Massachusetts, and the parties hereto agree that proper venue of any action with respect hereto shall be Boston, Massachusetts.

Section 3.  This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by its officers thereunto duly authorized, as of February 15, 2011.

MFS SERVICE CENTER, INC.

By:	MAUREEN LEARY-JAGO
Maureen Leary-Jago, President

MFS VARIABLE INSURANCE TRUST II

By:	SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary